Exhibit 99.1

Fort Technology Closes Acquisition of Logia USA - Fuel Integrity Solutions for Data Centers Company

Toronto, Ontario, Aug. 26, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (Nasdaq: FRTT, TSXV: FORT) (“Fort” or the “Company”), today announced that on August 26, 2026, it has completed its previously announced acquisition of 50.1% of Logia USA Inc. (“Logia USA”), a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States. Further to the equity rebalancing mechanism as described in the Company’s press release issued on August 11, 2026, the Company’s shareholding in Logia USA may be decreased to 5% upon the achievement of certain sale milestones by Logia USA. On closing, the Company issued an aggregate of 132,603 common shares (US$125,000) in the capital of Company to Mr. Yair Harel, the founder of Logia USA. The transaction is arm’s length and no finder’s fee is payable.

Mr. Harel will continue to lead Logia USA as Chief Executive Officer under a consulting agreement. Pursuant to the Consulting Agreement, the Company will pay Mr. Harel a consulting fee of US$140,000 per year, issue to Mr. Harel up to 2,652,058 Common Shares (up to US$2.5 million) upon the achievement of certain milestones as described in the Company’s press release issued on August 11, 2026, and, for each fiscal year in which the operating profit of Logia USA exceeds US$5.0 million, pay to Mr. Harel a bonus equal to 10% of the net profit (after allocation of the profitability bonus) on payment terms determined by the Board.

The transactions includes the extension by the Company to Logia USA of an unsecured US$2.0 million credit facility to support Logia USA’s U.S. market entry, product development, operations, and growth. The credit facility will be advanced in eight tranches over the course of two years tied to agreed operational and sales milestones, bears interest at 6% per annum and matures on August 26, 2029, subject to earlier repayment upon the occurrence of the first rebalancing threshold under the share transfer agreement (as described in the Company’s press release issued on August 11, 2026).

The global data center market is projected to grow substantially in the coming years, creating increased demand for solutions that help ensure backup power systems perform when needed. Through Logia USA, Fort aims to support the commercialization and expansion of these fuel integrity solutions across the United States, with a primary focus on the data center sector. With the global data center market projected to grow from approximately US$300 billion in 2026 to about US$700 billion by 2034 (According Fortune Business Insights), maintaining fuel integrity is becoming an increasingly important operational priority.

Logia Israel’s automated systems provide continuous monitoring and filtration to maintain fuel quality to ASTM D975 standards, supporting reliable generator performance when power fails. The parties intend to expand these capabilities into the United States via Logia USA with a primary focus on the data center.

About the Company

Fort is engaged in the retail sale of consumer products, primarily serving the pest control and remedial repair industries. Fort develops, markets and sells a range of products for both amateur and professional customers under its proprietary brands, including Roshield, Entopest, Rempro and BirdGo. Products are sold primarily through Amazon marketplaces in the United Kingdom and Europe as well as through other online sales channels. Fort currently serves customers throughout the United Kingdom and continental Europe and plans to expand its retail operations into the United States, subject to applicable regulatory approvals, including through the acquisition of Logia USA Inc., a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

For further information, please contact:

Gabi Kabazo
Chief Executive Officer
Fort Technology Inc.
Telephone: (604) 833-6820
Email: Office@Fort-Tech.io

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including Logia USA’s achievement of operational and sales milestones, how Fort aims to support the commercialization and expansion of Logia USA’s fuel integrity solutions across the United States, with a primary focus on the data center sector, the expected growth of the global data center market, how Fort and Logia USA intend to expand fuel integrity solutions into the United States via Logia USA with a primary focus on the data center, and statements regarding Fort’s intentions, objectives, plans, expectations, assumptions and beliefs about future events, including Fort’s expectations with respect to the financial and operating performance of its business, its capital position, and future growth. The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement of Form 20-F (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.